UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 11-K
ANNUAL REPORT
PURSUANT TO SECTION 15 (d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2012

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from __________ to __________.

Commission file number:  1-644

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

COLGATE-PALMOLIVE COMPANY EMPLOYEES SAVINGS AND INVESTMENT PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

COLGATE-PALMOLIVE COMPANY

300 PARK AVENUE, NEW YORK, NY 10022

COLGATE-PALMOLIVE COMPANY
EMPLOYEES SAVINGS AND INVESTMENT PLAN
INDEX TO FINANCIAL STATEMENTS

Page
Report of Independent Registered Public Accounting Firm	3

Financial Statements:

Statements of Net Assets Available for Benefits as of December 31, 2012 and 2011	4

Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2012	5

Notes to Financial Statements	6

Signatures	17

Supplemental Schedule:

Schedule of Assets (held at end of year)	Schedule H

All other schedules were omitted as they are not applicable or not required based on the disclosure requirements of the Employee Retirement Income Security Act of 1974, as amended and applicable regulations issued by the Department of Labor.

Exhibit:

23.1	Consent of Grant Thornton LLP

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Employee Relations Committee of the Colgate-Palmolive Company
Colgate-Palmolive Company Employees Savings and Investment Plan

We have audited the accompanying statements of net assets available for benefits of the Colgate-Palmolive Company Employees Savings and Investment Plan (the “Plan”) as of December 31, 2012 and 2011, and the related statement of changes in net assets available for benefits for the year ended December 31, 2012. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Colgate-Palmolive Company Employees Savings and Investment Plan as of December 31, 2012 and 2011, and the changes in net assets available for benefits for the year ended December 31, 2012 in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ GRANT THORNTON LLP
New York, New York
June 27, 2013

COLGATE-PALMOLIVE COMPANY
EMPLOYEES SAVINGS AND INVESTMENT PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2012 AND 2011
(Dollars in thousands)

	2012	2011
Assets
Cash	$6,895	$20,576
Investments at fair value	2,748,889	2,546,612
Receivables:
Participant contributions receivable	1,528	1,483
Notes receivable from participants	16,604	16,992
Total receivables	18,132	18,475
Total assets	2,773,916	2,585,663
Liabilities
Due to brokers for securities purchased	1,432	202
Long-term notes payable to Colgate-Palmolive Company	41,325	60,144
Accrued interest on notes payable	1,195	1,757
Total liabilities	43,952	62,103
Net assets available for benefits at fair value	2,729,964	2,523,560
Adjustments from fair value to contract value relating to fully benefit-responsive investment contracts	(13,068)	(12,012)
Net assets available for benefits	$2,716,896	$2,511,548

The accompanying notes are an integral part of these financial statements.

COLGATE-PALMOLIVE COMPANY
EMPLOYEES SAVINGS AND INVESTMENT PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2012
(Dollars in thousands)

Additions

Net investment income:
Interest	$5,256
Dividends	55,204
Appreciation in the fair value of investments, net	294,624
Interest expense on notes payable	(2,390)
Net investment income	352,694

Contributions:
Employer contributions	—
Participant contributions	43,806
Total contributions	43,806

Interest income on notes receivable from participants	580

Total additions	397,080

Deductions

Administrative expenses	(2,393)
Distributions to participants	(189,339)
Total deductions	(191,732)

Increase in net assets available for benefits	205,348
Net assets available for benefits – beginning of year	2,511,548

Net assets available for benefits – end of year	$2,716,896

The accompanying notes are an integral part of these financial statements.

COLGATE-PALMOLIVE COMPANY
EMPLOYEES SAVINGS AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
(Dollars in thousands, except as indicated)

1.    Description of the Plan

The Colgate-Palmolive Company Employees Savings and Investment Plan (the "Plan") is a defined contribution plan sponsored by Colgate-Palmolive Company (the "Company"). The Plan is subject to the reporting and disclosure requirements, participation and vesting standards, and fiduciary responsibility provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The Plan is also a leveraged employee stock ownership plan ("ESOP").  State Street Global Advisors (the “ESOP trustee”), a division of State Street Bank & Trust Company, is the trustee of Funds D and E (the “ESOP shares trust”). The Bank of New York Mellon is the trustee of the remaining funds.

The Plan offers programs which include an employer match, a success sharing program, a retirement contribution program, a bonus savings account program, an income savings account program and a retiree insurance program. The provisions below, applicable to the Plan participants, provide only general information.  Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

Employees eligible to participate in the Plan must meet certain minimum hourly service requirements and be at least 18 years old. Effective September 1, 2010, the Company made several adjustments to its Retirement Program, including the following: (i) allocating a larger portion of the Company’s retirement benefit allocations to the Plan, rather than the Company's Retirement Plan; (ii) new employees hired after June 1, 2010 are not eligible to participate in the Employees' Retirement Income Plan, but are eligible to participate in the Plan; (iii) employees are now eligible upon hire to participate in the Plan. These changes are designed to ensure that the Company continues to provide a level of benefits to employees, at a cost to the Company of providing such benefits, targeted at the median level for similar programs at peer companies.

As of December 31, 2012, the Plan maintained the following funds:

Name of Fund	Description of the type of investment
Short Term Fixed Income Fund	Guaranteed investment contracts and cash reserve funds
Colgate Common Stock Fund (Fund B)	Colgate-Palmolive Company Common Stock and cash reserve funds
Colgate Employer Common Stock Fund (Fund D)	Colgate-Palmolive Company Employer Common Stock (the ESOP shares trust)
Colgate Common Stock Fund (Fund E)	Colgate-Palmolive Company Common Stock (the ESOP shares trust)
Vanguard Wellington Fund	Common stocks and fixed income securities
Vanguard Institutional Index Fund (Admiral shares)	Equity securities included in the S&P 500 Index in similar proportion
American Funds EuroPacific Growth Fund	Primarily equity securities of companies outside the U.S., in Europe and the Asia/Pacific region
Western Asset Core Plus Fixed Income Fund	Diversified debt portfolio of U.S. government, corporate, mortgage and asset-backed securities
Neuberger Berman Genesis Fund	Primarily common stocks of small capitalization companies (total market value of no more than $2 billion at the time the fund first invests in them)
Wells Fargo Advantage Opportunities Fund	Primarily common stocks of companies with capitalizations (at the time of acquisition) in the range of companies included in the Russell MidCap Index
T. Rowe Price Growth Stock Fund	Normally invests in the common stock of a diversified group of growth companies with an above-average rate of earnings growth
Eaton Vance Large Cap Value Fund
Primarily invests in dividend paying value stocks of large capitalization companies, which have market capitalizations equal to or greater than the median capitalization of companies included in the Russell 1000 Value Index

BlackRock LifePath Funds	Primarily invests in a mix of stocks and fixed income funds

COLGATE-PALMOLIVE COMPANY
EMPLOYEES SAVINGS AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
(Dollars in thousands, except as indicated)

ESOP

In accordance with the terms of the Plan, on June 19, 1989, the Plan issued $410,030 of long-term notes due through July 2009. The Plan used the proceeds of the notes to purchase 6,315,149 shares of the Company’s Series B Convertible Preference Stock (“Preference stock”) from the Company. These notes, which were guaranteed by the Company, were repaid in July 2009. The Preference stock, each share of which was convertible into eight shares of common stock at the discretion of the ESOP trustee, had a redemption price of $65 dollars per share and paid semi-annual dividends equal to the higher of $2.44 dollars or the current dividend paid on eight common shares for the comparable six-month period. All Preference stock was converted into the Company’s common stock or redeemed in cash upon reallocation to other funds or withdrawal from the Plan.

As a result of rules issued by the Internal Revenue Service related to employer stock held in defined contribution plans, the Company issued a notice of redemption with respect to the remaining 2,405,192 shares of Preference stock outstanding on December 29, 2010. At the direction of the Company’s ESOP trustee, the shares of Preference stock were converted into 19,241,536 shares of common stock. Additionally, the Colgate Preferred Stock Fund (Fund D) was renamed the Colgate Employer Common Stock Fund (Fund D).

As a means of extending the benefits of the ESOP to participants over a longer period, the ESOP shares trust and the Company entered into a loan agreement in June 2000 under which the Company was permitted to loan up to $300,000 through 2009 to the ESOP with repayment scheduled no later than December 31, 2035. Repayments of principal and interest are funded through future contributions and dividends from the Company. The Company did not make any contributions to the ESOP shares trust during 2012. The Company has guaranteed minimum funding of $130,000, on a present value basis, in excess of debt service requirements. As of December 31, 2012 and 2011, the ESOP shares trust had outstanding borrowings from the Company of $41,325 and $60,144, respectively, bearing an average interest rate of 5.77% and 5.84%, respectively.  The fair value of the outstanding notes payable to the Company was estimated at approximately $67 million and $98 million as of December 31, 2012 and 2011, respectively based on current interest rates for debt with similar maturities.

Dividends from common stock, together with cash contributions and advances from the Company, were used by the ESOP trustee to repay principal and interest on the long-term notes*. Dividends were also used to fund basic and additional basic retirement contributions**.

A portion of the Employer Common Stock Fund D shares are released for allocation to participants semi-annually based on the ratio of debt service for the period to total debt service over the remaining scheduled life of all ESOP debt. As of December 31, 2012, 9,635,421 common shares (valued at $1,007,287) were released and allocated to participant accounts and the balance of 5,975,227 common shares (valued at $624,650) were available for future allocation to participant accounts. As of December 31, 2011, 10,304,813 common shares (valued at $952,062) were released and allocated to participant accounts and the balance of 6,797,192 common shares (valued at $627,992) were available for future allocation to participant accounts. The ESOP released shares are allocated to fund the employer portion of all the Plan programs in the following manner:

(1)	Pursuant to the Company’s matching contribution under the Savings Program,

(2)	Pursuant to the Basic Retirement Contribution Program**,

(3)	Pursuant to the Additional Basic Retirement Contribution Program**,

(4)	Pursuant to the Bonus Savings Account Program and the Income Savings Account Program,

(5)	Pursuant to the Retiree Insurance Program ***

(6)	As Supplemental Contribution Allocations, and

(7)	Pursuant to the Success Sharing Program.

* The February 2012 dividends on ESOP shares not yet allocated to participant accounts and on ESOP shares allocated to participant accounts were used to repay principal and interest or fund basic and additional basic retirement contributions. Beginning with the May 2012 dividends, only those dividends on ESOP shares not yet allocated to participant accounts were used for these purposes; dividends on ESOP shares allocated to participant accounts were reinvested in shares of stock in Colgate Common Stock Fund B.

COLGATE-PALMOLIVE COMPANY
EMPLOYEES SAVINGS AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
(Dollars in thousands, except as indicated)

** Basic and additional basic retirement contributions were made from ESOP released shares and from dividends as noted above.

*** Under the revised Retirement Program, effective September 1, 2010, the Company no longer makes allocations into a Retiree Insurance Program unless the employee is a member of one of the Hill’s Pet Nutrition, Inc. participating unions.

Savings Program

Participant Contributions

Under the Savings Program, employees generally can contribute to the Plan between 1% and 25% of their recognized earnings (the greater of total compensation paid during the previous calendar year minus items such as reimbursement of moving expenses and special awards, or regular salary as of the most recent January 1, plus commissions and bonuses paid in the prior year). Employees who are not "highly compensated", as defined by the Internal Revenue Code ("IRC"), may contribute any combination up to 25% of their recognized earnings on either a before-tax (subject to certain IRC limitations) or after-tax basis. Employees who are highly compensated may contribute as follows: those employees whose 2012 recognized earnings were less than $139.9 were limited to 16% of their recognized earnings, those employees whose 2012 recognized earnings were between $140.0 and $249.9 were limited to 12% of their recognized earnings and those employees whose 2012 recognized earnings equaled or exceeded $250.0 were limited to 8% of their recognized earnings.  Participants may suspend or resume contributions, change their contribution rate and the allocation of their contributions between before-tax and after-tax earnings on a daily basis. Plan participants are always fully vested in their contributions and related investment earnings. Under the IRC, the maximum allowable pre-tax contribution for participants was $17.0 and $16.5 for 2012 and 2011, respectively. Participants who are expected to reach or are over the age of 50 during the Plan year and are making the maximum contribution are eligible to make additional catch-up contributions. Under the Internal Revenue Code, the maximum allowable catch-up contribution was $5.5 for both 2012 and 2011, on a pre-tax basis.

Employees may direct the investment of participant contributions to any of the Plan’s investment funds, other than Funds D and E, and may change how these contributions will be invested when allocated on a daily basis. Participants may, on a daily basis, diversify or transfer their participant account balances among any of the investment funds in the Plan other than Funds D and E.

Company Matching Contributions

The Company and wholly-owned subsidiaries to which the Plan has been extended, make matching contributions of 50% to 75% of employee contributions up to 6% of recognized earnings, depending on years of service, collective bargaining agreements, and participation status in the Employees’ Retirement Income Plan. Company matching contributions for employees participating in the Savings Program are made in the form of common stock to Fund D and are diversifiable, on a daily basis, immediately upon allocation, among any of the investment funds in the Plan other than Funds D and E. Participants are 50% vested in their Company matching contribution accounts after two years of service and fully vested after three years of service or, if while active, they reach age 55, become permanently disabled, die, or in the event of Plan termination.

Incoming Rollovers

The Plan permits incoming rollovers of before-tax money from Section 403(b) plans and governmental Section 457 plans, as well as both before-tax and after-tax money from other companies’ qualified plans. Participants may direct the investment of an incoming rollover to any of the Plan’s investment funds, other than Funds D and E. Participants may, on a daily basis, diversify or transfer their rollover balances among any of the investment funds in the Plan other than Funds D and E.

Company Retirement Contributions Program

Effective September 1, 2010 the Company began allocating retirement contributions in the form of basic and additional basic retirement contributions equal to 2% up to 7% of employee’s recognized earnings depending upon years of service in

COLGATE-PALMOLIVE COMPANY
EMPLOYEES SAVINGS AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
(Dollars in thousands, except as indicated)

lieu of pension credits. Employees who participate in the Employees’ Retirement Income Plan under the pre-July 1, 1989 plan formula and employees of Hill’s Pet Nutrition, Inc. that are covered by a collective bargaining agreement are not eligible for these Company retirement contributions. Participating employees may direct the investment of Company retirement contributions to be allocated among any of the Plan’s investment funds, other than Funds D and E. These Company retirement contributions are diversifiable, on a daily basis, immediately upon allocation, among any of the investment funds in the Plan other than Funds D and E. Participants are 50% vested in their account after two years of service and fully vested after three years of service, or if while active, they reach age 55, become permanently disabled, die, or in the event of Plan termination.

Success Sharing Program

The Success Sharing Program is designed to enable the Company to share its financial success with employees.  Under the Success Sharing Program, a Success Sharing Account (“SSA”) has been established within the Plan for each eligible employee.  As the Company meets or exceeds annual financial targets, shares of common stock are allocated to employee accounts according to a pre-determined formula. To be eligible, an individual generally must be employed by the Company on a full-time basis, be at least 18 years old and be on the payroll from at least June 30 through the last day of the year. Part-time employees with benefits are also eligible. Employees are at all times fully vested in the value of their SSA. Any allocation is initially credited to Fund D. Participants may, on a daily basis, immediately upon allocation, diversify their SSA among any of the Plan’s investment funds other than Funds D and E.

Bonus Savings Account Program

The Bonus Savings Account (“BSA”) Program is designed to enable each eligible employee to receive an allocation representing all or a portion of his/her bonus in common stock.  Under this program, a BSA allocation is credited to each eligible employee’s BSA established within the Plan.  The portion of an employee’s bonus that can be allocated within the BSA program is determined based on the bonus amount earned, the total number of shares of common stock available for allocation, and other factors such as an employee’s income level and Internal Revenue Service (“IRS”) rules.  This program is generally available to all employees in the United States who are participants in the Plan.  However, due to IRS restrictions, employees who have not been a participant in the Plan for at least two years are unable to participate in the program, and employees with fewer than five years of service may be ineligible to receive a BSA allocation with respect to certain bonus periods.  Employees are at all times fully vested in the value of their BSA and may elect to withdraw the balance of this account from the Plan immediately or at a later date.  Any allocation is initially credited to Fund D. BSA balances are diversifiable, on a daily basis, immediately upon allocation, among any of the investment funds in the Plan other than Funds D and E.

Income Savings Account Program

The Income Savings Account (“ISA”) Program is designed to enable each eligible employee to receive an allocation representing a portion of his/her income in the form of common stock. Under this program, an ISA allocation of common stock is made each year to each eligible employee’s ISA. This program is available to active full-time employees and part-time employees with benefits in the United States, with at least five years of service. Employees are at all times fully vested in the value of their ISA and may elect to withdraw the balance of this account from the Plan immediately or at a later date.  Any allocation is initially credited to Fund D. ISA balances are diversifiable, on a daily basis, immediately upon allocation, among any of the investment funds in the Plan other than Funds D and E.

Retiree Insurance Program

The Retiree Insurance Program is designed to provide funds that can be used by employees to purchase health and life insurance upon retirement. Under the Retiree Insurance Program, a Retiree Insurance Account (“RIA”) has been established within the Plan for each eligible employee.  Each year, shares from the Colgate Employer Common Stock Fund are allocated to each employee’s RIA. Under the revised Retirement Program, effective September 1, 2010, the Company no longer makes allocations into an RIA unless the participant is a member of one of the Hill’s Pet Nutrition, Inc. participating unions.  Allocations are based upon the schedule that was in place as of the Plan year 2009.  Participants are 50% vested in their RIA after two years of service and fully vested after three years of service, or if while active, reach age 55, become permanently disabled, die, or in the event of Plan termination. RIA allocations are made in the form of

COLGATE-PALMOLIVE COMPANY
EMPLOYEES SAVINGS AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
(Dollars in thousands, except as indicated)

common stock to Fund D and are diversifiable, on a daily basis, immediately upon allocation, among any of the investment funds in the Plan other than Funds D and E. Employees are entitled to the value of the vested amount of their RIA upon resignation, termination or retirement.

Participant Accounts

Each participant account may be credited with the types of allocations described above as well as allocations of fund earnings or losses, and expenses. Allocations are based on participant earnings or account balances, as defined. Certain participant investment accounts are also charged with monthly investment service fees, depending on fund elections. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Distributions

Participating employees can receive a distribution from the Plan due to retirement, permanent disability, termination or death, or by voluntary partial withdrawal while active.  Settlement is made in accordance with provisions of the Plan and the requirements of the IRC.  Unvested Company matching contributions will be forfeited in the event of termination.  A participant may withdraw his/her before-tax contributions only if, in the judgment of the Employee Relations Committee of the Company (the "Committee"), the withdrawal is due to financial hardship as defined in the Plan, or is within the administrative rules of the Committee and Federal tax laws.

Forfeitures

After the earlier of the distribution of the terminated participant’s vested account balances or the fifth anniversary of the participant’s termination, nonvested employer account balances are returned to the unallocated pool of Colgate common stock and become available to the Company to pay for administrative expenses incurred by the Plan and/or to reduce future Company matching contributions. Forfeitures for the year ended December 31, 2012 and 2011 totaled $148 and $84, respectively.

Notes Receivable From Participants

Participants who have $1,000**** or more in the Plan may borrow from the total of their fund accounts, a minimum of $500**** up to a maximum equal to the lesser of $50,000**** (subject to certain offsets for prior loans) or 50% of their vested balance, subject to certain exclusions. Participants are allowed to have one ordinary loan and one loan related to the purchase of a principal residence, outstanding at any time.  The loans are secured by the balance in the participant’s account and bear a fixed rate of interest equal to the prime rate as listed in The Wall Street Journal on the first business day of the month in which the loan was requested. Principal and interest are paid ratably via payroll deductions. Loans outstanding at December 31, 2012 had interest rates ranging from 3.3% to 9.0% and maturities through 2027.

Plan Termination

Although the Company has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan at any time subject to the provisions of ERISA. In the event of termination of the Plan, the Committee shall compute the value of the accounts of the participants which shall be fully vested and non-forfeitable.  The accounts of each participant shall be distributed in a lump sum.

**** For purposes of this paragraph, dollar amounts are reported as actual dollars.

2.    Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").  Distributions to participants are recorded when paid.

COLGATE-PALMOLIVE COMPANY
EMPLOYEES SAVINGS AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
(Dollars in thousands, except as indicated)

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires the Plan administrator to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities.  Actual results could differ from those estimates.

Cash and Cash Equivalents

The Plan considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

Notes Receivable from Participants

Participant loans are stated at cost plus accrued interest. Interest income is recorded on an accrual basis. Delinquent loans are reclassified as distributions to participants based upon the terms defined in the Plan document.

Investment Valuation and Income Recognition

Plan investments, other than the Plan’s investments in common/collective trust funds and guaranteed investment contracts (“GICs”), are stated at fair value based on quoted market prices or as otherwise determined by Bank of New York Mellon, the Plan’s trustee.

The Plan is invested in common/collective trust funds which are stated at fair value using the net asset value (“NAV”) per unit in each fund.  The NAV is based on the value of the underlying investments owned by each trust, minus its liabilities, divided by the number of shares outstanding.  The liabilities, which are primarily investment management fees due, are included in due to brokers for securities purchased in the Statement of Net Assets Available for Benefits.
The common/collective trust funds are primarily comprised of a mix of stock and fixed income funds.

The Plan has entered into fully benefit-responsive GICs with insurance companies, banks and other financial institutions. The GICs represent investments that have fixed income securities paired with benefit-responsive wrap contracts. Wrap contracts are issued by high-quality financial institutions and have two main roles: to provide a fixed rate of interest for a specified period of time and to enable the fund to pay participant-initiated withdrawals at book value.

The Statements of Net Assets Available for Benefits present both the fair value of the GICs and the adjustment of the fully benefit-responsive GICs from fair value to contract value.  The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

In certain circumstances, the amount withdrawn from the GICs would be payable at fair value rather than at contract value.  These events include termination of the Plan, a material adverse change to the provisions of the Plan, if the employer elects to withdraw from a contract in order to switch to a different investment provider, or if the terms of a successor plan (in the event of the spin-off or sale of a division) do not meet the contract issuer’s underwriting criteria for issuance of a similar contract. Such circumstances resulting in the payment of benefits at market value rather than contract value are not considered probable of occurring in the foreseeable future.

Examples of events that would permit a contract issuer to terminate a contract upon short notice include the Plan’s loss of its qualified status, un-cured material breaches of responsibilities, or material and adverse changes to the provisions of the Plan.  If one of these events was to occur, the contract issuer could terminate the contract at the market value of the underlying investments (or in the case of traditional GICs, at the hypothetical market value based upon a contractual formula).

Purchases and sales are recorded on a trade-date basis. Realized gains and losses from security transactions are reported using the average cost method. Dividend income is recorded on the ex-dividend date.

COLGATE-PALMOLIVE COMPANY
EMPLOYEES SAVINGS AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
(Dollars in thousands, except as indicated)

Administration

The Plan is administered by the Committee for the benefit of the participants. Administrative expenses are paid by the Plan.

Reclassifications

Certain prior year amounts have been reclassified to conform to the current year presentation.

3.	Tax Status

The Company has obtained a determination from the IRS in a letter dated March 20, 2003 that the Plan, as amended and restated as of October 1, 1999, qualifies under Sections 401(a), 401(k) and 4975(e)(7) of the IRC, and that the related Trusts are exempt from Federal income taxes under Section 501(a) of the IRC.  The Plan has been amended since receiving the determination letter.  However, the Committee and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. On January 31, 2011, the Company submitted to the IRS an application for a new determination letter.

U.S. GAAP requires plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2012, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2008.

4.	Investments and Fair Value Measurements

Investments

As of December 31, 2012 and 2011, the Plan had investments in Colgate-Palmolive Company Common Stock, mutual funds, cash reserve funds, GICs and common/collective trust funds.

The following investments represent 5% or more of the Plan’s net assets as of December 31:

	2012	2011
Colgate-Palmolive Company Common Stock, 17,840,218 and 19,223,391 shares, in 2012 and 2011, respectively	$1,865,016	$1,776,049

A portion of the investments shown above are nonparticipant-directed investments (see Note 5).

During 2012, the Plan’s investments (including gains and losses on investments purchased and sold, as well as held during the year) appreciated (depreciated) in value as follows:

Colgate-Palmolive Company Common Stock	$225,111
Common/collective trust funds	8,109
Investments in registered investment companies	61,404
Total net appreciation (depreciation) in the fair value of investments	$294,624

COLGATE-PALMOLIVE COMPANY
EMPLOYEES SAVINGS AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
(Dollars in thousands, except as indicated)

The GICs carry a crediting interest rate established at inception and reset periodically (typically quarterly) to approximate the interest earnings of the underlying investments, subject to certain minimums. For 2012, the average yield and the average crediting interest rate on the investment contracts were 1.1% and 2.8%, respectively. For 2011, the average yield and the average crediting interest rate on the investment contracts were 1.4% and 2.9%, respectively.

The contract value of a GIC is the relevant measurement for the portion of the net assets available for benefits attributable to a certain investment contract.  The contract values of the GICs were $150,680 and $145,528 at December 31, 2012 and 2011, respectively.  The fair values of the GICs were $163,748 and $157,540 at December 31, 2012 and 2011, respectively. In accordance with the provisions of the Plan, issuers of GICs must have a credit rating of AA- or better at the time they were hired under the fund manager’s investment rating system.  Accordingly, there are no reserves against contract value for credit risk of the contract issuer or otherwise.

Fair Value Measurements

The Plan uses available market information and other valuation methodologies in assessing the fair value of financial instruments. Judgment is required in interpreting market data to develop the estimates of fair value and, accordingly, changes in assumptions or the estimation methodologies may affect the fair value estimates.

Assets and liabilities carried at fair value are classified as follows:

Level 1:	Based upon quoted market prices in active markets for identical assets or liabilities.

Level 2:	Based upon observable market-based inputs or unobservable inputs that are corroborated by market data.

Level 3:	Based upon unobservable inputs reflecting the reporting entity’s own assumptions.

Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 820, Fair Value Measurements establishes a fair value hierarchy that gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). When a price for an identical asset or liability is not observable an entity should use a valuation technique that maximizes the use of relevant observable inputs and minimizes the use of unobservable inputs. The fair value hierarchy within which the fair value measurement in its entirety falls is based on the lowest level of input that is significant to the fair value measurement in its entirety.

The valuation methodologies used for the Plan assets measured at fair value are as follows:

Colgate-Palmolive Company Common Stock: Valued at the closing price reported on the active market on which the individual securities are traded.

Mutual funds: Valued at the net asset value of units held by the Plan at year end based upon quoted market prices.

Cash reserve funds: Valued at cost plus accrued interest, which approximates fair value. The funds have no restrictions from redemption.

Guaranteed investment contracts: Valued at the total of the fair value of the underlying securities.

Common/Collective trust funds: Valued using the NAV per unit in each fund.  The NAV is based on the value of the underlying investments owned by each trust, minus its liabilities, divided by the number of shares outstanding.

COLGATE-PALMOLIVE COMPANY
EMPLOYEES SAVINGS AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
(Dollars in thousands, except as indicated)

The following table presents the Plan’s fair value hierarchy for those investments measured at fair value at December 31, 2012:

	Level 1	Level 2	Total
Colgate-Palmolive Company Common Stock	$1,865,016	$—	$1,865,016
Mutual funds:
Balanced funds	106,369	—	106,369
Equity index funds	81,547	—	81,547
International equity funds	86,594	—	86,594
Equity funds	217,637	—	217,637
Fixed income funds	101,529	—	101,529
Cash reserve funds	38,271	—	38,271
Guaranteed investment contracts:
Treasury and agency bonds	—	72,533	72,533
Corporate bonds	—	48,413	48,413
Commercial and residential mortgage-backed securities	—	33,360	33,360
Asset-backed securities	—	4,924	4,924
Other	—	4,518	4,518
Common/Collective trust funds	—	88,178	88,178
Total Investments at Fair Value	$2,496,963	$251,926	$2,748,889

The following table presents the Plan’s fair value hierarchy for those investments measured at fair value at December 31, 2011:

	Level 1	Level 2	Total
Colgate-Palmolive Company Common Stock	$1,776,049	$—	$1,776,049
Mutual funds:
Balanced funds	95,218	—	95,218
Equity index funds	72,418	—	72,418
International equity funds	78,353	—	78,353
Equity funds	192,613	—	192,613
Fixed income funds	84,955	—	84,955
Cash reserve funds	32,949	—	32,949
Guaranteed investment contracts:
Treasury and agency bonds	—	83,883	83,883
Corporate bonds	—	36,201	36,201
Commercial and residential mortgage-backed securities	—	15,562	15,562
Asset-backed securities	—	10,360	10,360
Other	—	11,534	11,534
Common/Collective trust funds	—	56,517	56,517
Total Investments at Fair Value	$2,332,555	$214,057	$2,546,612

COLGATE-PALMOLIVE COMPANY
EMPLOYEES SAVINGS AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
(Dollars in thousands, except as indicated)

5.	ESOP Shares Trust

Information about the net assets and significant components of the changes in net assets relating to the investments maintained in Funds D and E is as follows:

	December 31,
	2012	2011
Assets:
Cash	$6,895	$20,576
Fixed income liquid reserve fund	2,107	683
Colgate-Palmolive Company Common Stock	1,660,436	1,610,157
Total assets	$1,669,438	$1,631,416
Liabilities:
Long-term notes payable to Colgate-Palmolive Company	$41,325	$60,144
Accrued interest on current and long-term notes	1,195	1,757
Total liabilities	42,520	61,901
Net assets available for benefits	$1,626,918	$1,569,515

Year Ended December 31, 2012
Changes in net assets available for benefits:
Employer contributions	$—
Dividends and interest, net of fees	38,349
Net appreciation (depreciation) in the fair value of investments	203,080
Transfers to other funds	(70,925)
Interest expense on current and long-term notes	(2,390)
Distributions to participants	(110,711)
Increase (decrease) in net assets available for benefits	$57,403

The Colgate-Palmolive Company Stock allocated to participants (see Note 1) include nonparticipant-directed investments of 13,533 common shares valued at $1,891 as of December 31, 2011. There were no nonparticipant-directed investments in 2012, as participants may, on a daily basis, immediately upon allocation, diversify their investments among any of the investment funds in the Plan.

COLGATE-PALMOLIVE COMPANY
EMPLOYEES SAVINGS AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
(Dollars in thousands, except as indicated)

6.	Reconciliation to Form 5500

At December 31, 2012 and 2011, benefit distributions that have been processed and approved for payment as of such date but not yet paid of $283 and $88, respectively, are not reflected in the financial statements. For reporting to the Department of Labor, these amounts are reported as a liability on Form 5500.

7.	Risks and Uncertainties

The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the value of investment securities will occur in the near term and that such changes could materially affect participant account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

8.	Related Party Transactions

Certain investments within the Employee Benefit Temporary Investment FD Fund are shares of funds managed by Bank of New York Mellon, the trustee of the Plan. Certain investments within the Dreyfus Treasury Prime Fund are shares of funds managed by Bank of New York Mellon’s affiliate, Dreyfus. These transactions qualify as party-in-interest transactions that are allowable under ERISA. As of December 31, 2012, the Plan had $11,478 and $514 invested in the Employee Benefit Temporary Investment FD Fund and Dreyfus Treasury Prime Fund, respectively. As of December 31, 2011, the Plan had $6,286 and $4,685 invested in the Employee Benefit Temporary Investment FD Fund and Dreyfus Treasury Prime Fund, respectively. Administrative fees paid to Bank of New York Mellon for the twelve months ended December 31, 2012 were $389.

SIGNATURES

The Plan: Pursuant to the requirements of the Securities Exchange Act of 1934, as amended the Trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

COLGATE-PALMOLIVE COMPANY EMPLOYEES SAVINGS AND INVESTMENT PLAN (Name of Plan)

Date: June 27, 2013	/s/ Dennis J. Hickey
Dennis J. Hickey
Chief Financial Officer
Colgate-Palmolive Company

Date: June 27, 2013	/s/ Victoria L. Dolan
Victoria L. Dolan
Vice President and Corporate Controller
Colgate-Palmolive Company

EIN:     13-1815595
PN:    003
SCHEDULE H

COLGATE-PALMOLIVE COMPANY
EMPLOYEES SAVINGS AND INVESTMENT PLAN
SCHEDULE H, LINE 4I - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
PARTICIPANT LOANS
AS OF DECEMBER 31, 2012
(Dollars in thousands, except as indicated)

(a)	(b) Identity of issuer, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(e) Current value

	Participant loans, maturities ranging from 1 to 15 years	3.3% - 9.0%	$16,604

	Total Participant Loans		$16,604

EIN:     13-1815595
PN:    003
SCHEDULE H

COLGATE-PALMOLIVE COMPANY
EMPLOYEES SAVINGS AND INVESTMENT PLAN
SCHEDULE H, LINE 4I - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
SHORT TERM FIXED INCOME FUND
AS OF DECEMBER 31, 2012
(Dollars in thousands, except as indicated)

(a)	(b) Identity of issuer, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value		(e) Current value

	Colgate Separate Account Cash	0.29%	$22,043,160	$22,046
*	Dreyfus Treasury Prime Fund	0.00%	513,638	514
	American Express Credit Corp	5.88%	711,435	718
	Australia & New Zealand B 144A	Var Rate	251,131	251
	BP Capital Markets PLC	5.25%	208,124	210
	eBay, Inc.	0.88%	150,683	151
	Federal Home Ln Bk Cons BD	5.00%	617,530	629
	Federal Home Ln Bk Cons BD	0.40%	300,216	301
	Federal Home Ln Bk Cons BD	0.24%	299,984	300
	Federal Home Ln Bk Cons BD	0.34%	300,323	300
	Federal Home Ln Bk Cons BD	0.25%	299,972	300
	Federal Home Ln Mtg Corp	4.50%	434,545	443
	Federal Natl Mtg Assn	0.50%	600,833	602
	Federal Home Ln Mtg Corp	2.50%	211,799	214
	General Electric Capital Corp	2.10%	610,435	617
	Georgia Power Co	1.30%	150,955	152
	GlaxoSmithKline Capital Inc	4.85%	203,349	205
	Honeywell International Inc	4.25%	452,909	459
	International Business Machine	2.10%	251,573	252
	JPMorgan Chase Bank NA	Var Rate	549,907	550
	Principal Life Income Funding	5.30%	406,182	410
	Svenska Handelsbanken AB	Var Rate	499,752	500
	Toyota Motor Credit Corp	Var Rate	600,069	601
	UBS AG/Stamford CT	2.75%	125,039	127
	Wachovia Corp	5.70%	205,849	211
	Total Cash Equivalents			$31,063

	Guaranteed Investment Contracts:
	UNITED STATES TREASURY BILL	0.25%	07/15/2015	$2,699
	UNITED STATES TREASURY BILL	0.88%	02/28/2017	15,287
	UNITED STATES TREASURY BILL	0.25%	04/30/2014	3,203
	UNITED STATES TREASURY BILL	1.38%	02/28/2019	5,813

EIN:     13-1815595
PN:    003
SCHEDULE H

COLGATE-PALMOLIVE COMPANY
EMPLOYEES SAVINGS AND INVESTMENT PLAN
SCHEDULE H, LINE 4I - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
SHORT TERM FIXED INCOME FUND
AS OF DECEMBER 31, 2012
(Dollars in thousands, except as indicated)

(a)	(b) Identity of issuer, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value		(e) Current value
	UNITED STATES TREASURY BILL	0.25%	02/28/2014	173
	UNITED STATES TREASURY BILL	0.25%	05/15/2015	3,097
	UNITED STATES TREASURY BILL	0.25%	01/15/2015	30
	UNITED STATES TREASURY BILL	0.88%	04/30/2017	1,027
	UNITED STATES TREASURY NOTE	0.13%	07/31/2014	7,591
	UNITED STATES TREASURY NOTE	0.25%	03/31/2014	4,405
	UNITED STATES TREASURY NOTE	1.63%	08/15/2022	1,299
	UNITED STATES TREASURY NOTE	2.13%	11/30/2014	4,253
	FEDERAL FARM CREDIT BANK SYSTEM	5.05%	06/22/2018	2,072
	FEDERAL HOME LOAN BANK SYSTEM	0.50%	08/28/2013	2,108
	FEDERAL NATIONAL MORTGAGE ASSOCI	0.75%	12/18/2013	9,049
	FEDERAL HOME LOAN BANK SYSTEM	5.38%	06/14/2013	1,744
	FEDERAL HOME LOAN MORTGAGE CORP	2.38%	01/13/2022	866
	FEDERAL NATIONAL MORTGAGE ASSOCI	1.25%	09/28/2016	3,702
	FEDERAL NATIONAL MORTGAGE ASSOC	0.88%	10/26/2017	804
	FEDERAL HOME LOAN MORTGAGE CORPO	1.25%	08/01/2019	604
	FEDERAL NATIONAL MORTGAGE ASSOCI	6.25%	05/15/2029	433
	DALLAS TEXAS INDEPENDENT SCHO	6.45%	02/15/2035	513
	LOUISIANA LOC GOVT ENVIRONMENTAL	1.52%	02/01/2018	470
	VIRGINIA COMMONWEALTH TRANS BRD	5.35%	05/15/2035	550
	COMMONWEALTH OF PENNSYLVANIA	5.85%	07/15/2030	740
	HEALTH CARE REIT, INC.	4.13%	04/01/2019	193
	FIRST HORIZON NATIONAL CORP	5.38%	12/15/2015	377
	SANTANDER HOLDINGS USA INC	3.00%	09/24/2015	128

EIN:     13-1815595
PN:    003
SCHEDULE H

COLGATE-PALMOLIVE COMPANY
EMPLOYEES SAVINGS AND INVESTMENT PLAN
SCHEDULE H, LINE 4I - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
SHORT TERM FIXED INCOME FUND
AS OF DECEMBER 31, 2012
(Dollars in thousands, except as indicated)

(a)	(b) Identity of issuer, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value		(e) Current value
	DUKE REALTY LIMITED PARTNERS	4.38%	06/15/2022	264
	SANTANDER HOLDINGS USA INC	4.63%	04/19/2016	167
	HEALTH CARE REIT, INC.	4.70%	09/15/2017	339
	ERP OPERATING LIMITED PARTNERSH	4.63%	12/15/2021	363
	WELLS FARGO & COMPANY	3.50%	03/08/2022	888
	GENERAL ELECTRIC CAPITAL CORPORAT	5.30%	02/11/2021	283
	U.S. BANCORP	3.00%	03/15/2022	499
	WELLS FARGO & COMPANY	2.63%	12/15/2016	524
	U.S. BANCORP	2.95%	07/15/2022	407
	METLIFE, INC.	1.76%	12/15/2017	607
	BANK OF AMERICA CORPORATION	6.00%	09/01/2017	179
	CAPITAL ONE FINANCIAL CORPORATIO	4.75%	07/15/2021	334
	MORGAN STANLEY	5.50%	07/28/2021	174
	BANK OF AMERICA CORPORATION	5.65%	05/01/2018	352
	AMERICAN EXPRESS CREDIT CORPORA	2.38%	03/24/2017	316
	JPMORGAN CHASE & CO.	4.40%	07/22/2020	704
	PRUDENTIAL FINANCIAL, INC.	6.00%	12/01/2017	1,206
	CITIGROUP INC.	4.50%	01/14/2022	1,538
	BANK OF AMERICA, N.A.	5.30%	03/15/2017	1,628
	AMERICAN INTERNATIONAL GROUP, I	4.88%	06/01/2022	601
	FIFTH THIRD BANCORP	3.63%	01/25/2016	253
	ROYAL BANK OF SCOTLAND GROUP PLC	2.55%	09/18/2015	335
	SIMON PROPERTY GROUP, L.P.	4.13%	12/01/2021	885
	PNC BANK, NATIONAL ASSOCIATION	6.00%	12/07/2017	600
	UNION BANK, N.A.	2.13%	06/16/2017	668

EIN:     13-1815595
PN:    003
SCHEDULE H

COLGATE-PALMOLIVE COMPANY
EMPLOYEES SAVINGS AND INVESTMENT PLAN
SCHEDULE H, LINE 4I - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
SHORT TERM FIXED INCOME FUND
AS OF DECEMBER 31, 2012
(Dollars in thousands, except as indicated)

(a)	(b) Identity of issuer, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value		(e) Current value
	BB&T CORPORATION	1.60%	08/15/2017	306
	JPMORGAN CHASE & CO.	4.50%	01/24/2022	1,151
	JOHN DEERE CAPITAL CORPORATION	3.15%	10/15/2021	323
	KEYCORP	5.10%	03/24/2021	283
	PROTECTIVE LIFE CORPORATION	7.38%	10/15/2019	657
	MORGAN STANLEY	6.25%	08/28/2017	235
	MORGAN STANLEY	4.00%	07/24/2015	1,226
	THE HARTFORD FINANCIAL SERVICES GRO	6.00%	01/15/2019	270
	SUNTRUST BANKS, INC.	3.60%	04/15/2016	428
	AMERICAN INTERNATIONAL GROUP, I	2.38%	08/24/2015	128
	SUNTRUST BANK	7.25%	03/15/2018	305
	HEALTH CARE REIT, INC.	5.25%	01/15/2022	171
	MONDELEZ INTERNATIONAL, INC.	5.38%	02/10/2020	462
	EASTMAN CHEMICAL COMPANY	2.40%	06/01/2017	415
	ERAC USA FINANCE LLC	5.25%	10/01/2020	310
	INGERSOLL-RAND GLOBAL HOLDING COM	9.50%	04/15/2014	834
	XEROX CORPORATION	4.25%	02/15/2015	470
	PENSKE TRUCK LEASING CO., L.	2.50%	03/15/2016	578
	NBCUNIVERSAL MEDIA, LLC	4.38%	04/01/2021	537
	XEROX CORPORATION	8.25%	05/15/2014	418
	CVS CAREMARK CORPORATION	5.75%	06/01/2017	73
	TRANSOCEAN INC	6.00%	03/15/2018	179
	THE WESTERN UNION COMPANY	5.25%	04/01/2020	1,178

EIN:     13-1815595
PN:    003
SCHEDULE H

COLGATE-PALMOLIVE COMPANY
EMPLOYEES SAVINGS AND INVESTMENT PLAN
SCHEDULE H, LINE 4I - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
SHORT TERM FIXED INCOME FUND
AS OF DECEMBER 31, 2012
(Dollars in thousands, except as indicated)

(a)	(b) Identity of issuer, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value		(e) Current value
	SAFEWAY INC.	6.35%	08/15/2017	1,121
	WALGREEN CO.	1.80%	09/15/2017	202
	TELEFONICA EMISIONES, S.A.U.	5.46%	02/16/2021	108
	TRANSOCEAN INC	6.38%	12/15/2021	152
	EXPRESS SCRIPTS HOLDING COMPANY	2.65%	02/15/2017	707
	GENERAL ELECTRIC COMPANY	2.70%	10/09/2022	486
	NOVARTIS CAPITAL CORPORATION	2.40%	09/21/2022	680
	SHELL INTERNATIONAL FINANCE B.V.	3.10%	06/28/2015	464
	TOYOTA MOTOR CREDIT CORPORATION	2.00%	09/15/2016	488
	VERIZON COMMUNICATIONS INC.	1.25%	11/03/2014	203
	HEWLETT-PACKARD COMPANY	4.30%	06/01/2021	172
	HEWLETT-PACKARD COMPANY	3.00%	09/15/2016	474
	PHILIP MORRIS INTERNATIONAL INC	1.13%	08/21/2017	150
	PRECISION CASTPARTS CORP.	2.50%	01/15/2023	226
	VERIZON WIRELESS CAPITAL LLC	5.55%	02/01/2014	902
	BP CAPITAL MARKETS P.L.C.	2.25%	11/01/2016	475
	BURLINGTON NORTHERN SANTA FE	3.05%	09/01/2022	236
	BP CAPITAL MARKETS P.L.C.	3.25%	05/06/2022	1,018
	AT&T INC.	2.63%	12/01/2022	1,428
	COVIDIEN INTERNATIONAL FINANCE S.	2.80%	06/15/2015	784
	DAIMLER FINANCE NORTH AMER	2.63%	09/15/2016	612
	PHILIP MORRIS INTERNATIONAL INC	6.88%	03/17/2014	994
	DELTA AIR LINES, INC.	5.30%	04/15/2019	246
	ANHEUSER-BUSCH INBEV WORLDWIDE IN	2.50%	07/15/2022	456
	ANHEUSER-BUSCH INBEV WORLDWIDE	1.38%	07/15/2017	330

EIN:     13-1815595
PN:    003
SCHEDULE H

COLGATE-PALMOLIVE COMPANY
EMPLOYEES SAVINGS AND INVESTMENT PLAN
SCHEDULE H, LINE 4I - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
SHORT TERM FIXED INCOME FUND
AS OF DECEMBER 31, 2012
(Dollars in thousands, except as indicated)

(a)	(b) Identity of issuer, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value		(e) Current value
	COVENTRY HEALTH CARE, INC.	6.30%	08/15/2014	197
	TRANSOCEAN INC	6.50%	11/15/2020	912
	WATSON PHARMACEUTICALS, INC.	3.25%	10/01/2022	180
	WALGREEN CO.	3.10%	09/15/2022	178
	WASTE MANAGEMENT, INC.	6.38%	03/11/2015	355
	FORD MOTOR CREDIT CO LLC	5.88%	08/02/2021	476
	CENOVUS ENERGY INC.	3.00%	08/15/2022	517
	INTERNATIONAL GAME TECHNOLOGY	5.50%	06/15/2020	119
	KRAFT FOODS GROUP, INC.	3.50%	06/06/2022	213
	AUTOZONE, INC.	4.00%	11/15/2020	538
	ARROW ELECTRONICS, INC.	3.38%	11/01/2015	679
	AGILENT TECHNOLOGIES, INC.	3.20%	10/01/2022	409
	ENBRIDGE ENERGY PARTNERS, L.P.	9.88%	03/01/2019	606
	ENTERPRISE PRODUCTS OPERATING LL	5.25%	01/31/2020	600
	AMERICA MOVIL SOCIEDAD ANONIMA	2.38%	09/08/2016	246
	BALTIMORE GAS AND ELECTRIC COMPAN	5.90%	10/01/2016	456
	WISCONSIN POWER AND LIGHT COMPANY	5.00%	07/15/2019	910
	NEXTERA ENERGY CAPITAL HOLDINGS, IN	6.00%	03/01/2019	284
	CAROLINA POWER & LIGHT COMPANY	5.30%	01/15/2019	231
	NEVADA POWER COMPANY	6.50%	05/15/2018	245
	APPALACHIAN POWER COMPANY	4.60%	03/30/2021	732
	ONEOK PARTNERS, L.P.	3.25%	02/01/2016	304
	FNMA 756359	2.80%	12/01/2033	101
	FHLMC 781013	2.23%	11/01/2033	145
	FHLMC 1B0118	3.03%	08/01/2031	20

EIN:     13-1815595
PN:    003
SCHEDULE H

COLGATE-PALMOLIVE COMPANY
EMPLOYEES SAVINGS AND INVESTMENT PLAN
SCHEDULE H, LINE 4I - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
SHORT TERM FIXED INCOME FUND
AS OF DECEMBER 31, 2012
(Dollars in thousands, except as indicated)

(a)	(b) Identity of issuer, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value		(e) Current value
	MASTR ASSET SECURITIZA 4A2 2003	5.50%	05/25/2033	242
	FGLMC G06348	4.50%	02/01/2041	382
	FHLMC G05532	5.50%	08/01/2035	1,670
	FNCL AE5441	5.00%	10/01/2040	468
	FNMA 754671	2.30%	10/01/2033	158
	FGLMC G06255	4.50%	02/01/2041	481
	FNMA 748645	2.29%	09/01/2033	265
	FNMA 758612	2.26%	11/01/2033	177
	FNMA AL2293	4.37%	06/01/2021	582
	FNMA 889060	6.00%	01/01/2038	695
	FEDERAL HOME LOAN A2 2012-K709	2.09%	03/25/2019	1,147
	FEDERAL NATIONAL MO ASQ2 2012-M8	1.52%	12/25/2019	512
	FEDERAL NATIONAL M ASQ3 2012-M8	1.80%	12/25/2019	617
	FEDERAL NATIONAL MOR A2 2012-M8	2.35%	05/25/2022	507
	FHLMC 847589	2.85%	09/01/2035	226
	FEDERAL HOME LOAN MOR FB 2006-3208 FRN	0.61%	08/15/2036	2,244
	FEDERAL HOME LOAN MORT NA 2004-2882	5.00%	11/15/2034	43
	FNCL AL0211	5.00%	04/01/2041	596
	FEDERAL HOME LOAN A2 2012-K710	1.88%	05/25/2019	2,877
	FEDERAL NATIONAL MORTG 1A2 2012-M4 FRN	2.98%	04/25/2022	854
	FNMA 805480	5.50%	12/01/2034	1,738
	FGLMC Q09004	3.50%	06/01/2042	2,718
	FNCL AO2136	3.50%	05/01/2042	1,914

EIN:     13-1815595
PN:    003
SCHEDULE H

COLGATE-PALMOLIVE COMPANY
EMPLOYEES SAVINGS AND INVESTMENT PLAN
SCHEDULE H, LINE 4I - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
SHORT TERM FIXED INCOME FUND
AS OF DECEMBER 31, 2012
(Dollars in thousands, except as indicated)

(a)	(b) Identity of issuer, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value		(e) Current value
	FGLMC C03517	4.50%	09/01/2040	2,382
	FNMA 889061	6.00%	01/01/2038	588
	FNCL AB5372	3.50%	06/01/2042	2,803
	FEDERAL NATIONAL MORTG 2A 2012-M12 FRN	2.71%	09/25/2022	629
	CS FIRST BOSTON MORTGA 5A1 2005	5.50%	07/25/2020	334
	WAMU 2004AR14 A1	2.45%	01/25/2035	157
	MORGAN STANLEY CAPITAL A4 2006-HQ9 FRN	5.73%	07/12/2044	1,534
	JP MORGAN CHASE COMM A3 2012-C8	2.83%	10/15/2045	513
	COMMERCIAL MORTGAGE A4 2006-C8	5.31%	12/10/2046	2,876
	BACM 2003-1 A2	4.65%	09/11/2036	167
	HSBC BANK PLC 144A	1.63%	07/07/2014	411
	AMERICREDIT AUTOMOBILE A2 2011	1.19%	08/08/2015	340
	AMERICREDIT AUTOMOBILE A2 2011	0.90%	09/08/2014	22
	ALLY MASTER OWNER TRUS A2 2011	1.81%	05/15/2016	762
	ALLY MASTER OWNER TRUS A2 2011	2.15%	01/15/2016	1,286
	CENTERPOINT ENERGY RE A1 2012	0.90%	04/15/2018	524
	FORD CREDIT FLOOR PLAN A1 2011	2.12%	02/15/2016	850
	ALLY BANK A 2010 144A	2.88%	04/15/2015	1,139
*	EB TEMPORARY INVESTMENT FUND II	0.00%		4,270
	Total Guaranteed Investment Contracts			$163,748

	Total Fund A			$194,811

*	Represents a Party-In-Interest.

EIN: 13-1815595
PN: 003
SCHEDULE H

COLGATE-PALMOLIVE COMPANY
EMPLOYEES SAVINGS AND INVESTMENT PLAN
SCHEDULE H, LINE 4I - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
COLGATE COMMON STOCK FUND (FUND B)
AS OF DECEMBER 31, 2012
(Dollars in thousands, except as indicated)

(a)	(b) Identity of issuer, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value		(e) Current value

*	Employee Benefit Temporary Investment FD	$5,100,744		$5,101

*	Colgate-Palmolive Co. Common Stock	1,956,954	shares	204,580

	Total			$209,681

*	Represents a Party-In-Interest.

EIN: 13-1815595
PN: 003
SCHEDULE H

COLGATE-PALMOLIVE COMPANY
EMPLOYEES SAVINGS AND INVESTMENT PLAN
SCHEDULE H, LINE 4I - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
COLGATE COMMON STOCK FUND (FUND D)
AS OF DECEMBER 31, 2012
(Dollars in thousands, except as indicated)

(a)	(b) Identity of issuer, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value		(d) Cost	(e) Current value

*	Employee Benefit Temporary Investment FD	$2,056,932		$2,057	$2,057

*	Colgate-Palmolive Co. Common Stock	15,610,648	shares	126,855	1,631,937

	Total			$128,912	$1,633,994

*	Represents a Party-In-Interest.

EIN: 13-1815595
PN: 003
SCHEDULE H

COLGATE-PALMOLIVE COMPANY
EMPLOYEES SAVINGS AND INVESTMENT PLAN
SCHEDULE H, LINE 4I - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
COLGATE COMMON STOCK FUND (FUND E)
AS OF DECEMBER 31, 2012
(Dollars in thousands, except as indicated)

(a)	(b) Identity of issuer, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value		(d) Cost	(e) Current value

*	Employee Benefit Temporary Investment FD	$50,016		$50	$50

*	Colgate-Palmolive Co. Common Stock	272,616	shares	605	28,499

	Total			$655	$28,549

*	Represents a Party-In-Interest.

EIN: 13-1815595
PN: 003
SCHEDULE H

COLGATE-PALMOLIVE COMPANY
EMPLOYEES SAVINGS AND INVESTMENT PLAN
SCHEDULE H, LINE 4I - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
VANGUARD WELLINGTON FUND
AS OF DECEMBER 31, 2012
(Dollars in thousands, except as indicated)

(a)	(b) Identity of issuer, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value		(e) Current value

	Mutual Funds:

	Vanguard Wellington Fund	181,925	units	$106,369

	Total			$106,369

EIN: 13-1815595
PN: 003
SCHEDULE H

COLGATE-PALMOLIVE COMPANY
EMPLOYEES SAVINGS AND INVESTMENT PLAN
SCHEDULE H, LINE 4I - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
VANGUARD INSTITUTIONAL INDEX FUND
AS OF DECEMBER 31, 2012
(Dollars in thousands, except as indicated)

(a)	(b) Identity of issuer, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value		(e) Current value

	Mutual Funds:

	Vanguard Institutional Index Fund (Admiral shares)	624,782	units	$81,547

	Total			$81,547

EIN: 13-1815595
PN: 003
SCHEDULE H

COLGATE-PALMOLIVE COMPANY
EMPLOYEES SAVINGS AND INVESTMENT PLAN
SCHEDULE H, LINE 4I - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AMERICAN FUNDS EUROPACIFIC GROWTH FUND
AS OF DECEMBER 31, 2012
(Dollars in thousands, except as indicated)

(a)	(b) Identity of issuer, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value		(e) Current value

	Mutual Funds:

	American Funds EuroPacific Growth Fund	2,105,365	units	$86,594

	Total			$86,594

EIN: 13-1815595
PN: 003
SCHEDULE H

COLGATE-PALMOLIVE COMPANY
EMPLOYEES SAVINGS AND INVESTMENT PLAN
SCHEDULE H, LINE 4I - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
WESTERN ASSET CORE PLUS FIXED INCOME FUND
AS OF DECEMBER 31, 2012
(Dollars in thousands, except as indicated)

(a)	(b) Identity of issuer, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value		(e) Current value

	Mutual Funds:

	Western Asset Core Plus Fixed Income Fund	8,700,041	units	$101,529

	Total			$101,529

EIN: 13-1815595
PN: 003
SCHEDULE H

COLGATE-PALMOLIVE COMPANY
EMPLOYEES SAVINGS AND INVESTMENT PLAN
SCHEDULE H, LINE 4I - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
NEUBERGER BERMAN GENESIS FUND
AS OF DECEMBER 31, 2012
(Dollars in thousands, except as indicated)

(a)	(b) Identity of issuer, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value		(e) Current value

	Mutual Funds:

	Neuberger Berman Genesis Fund	1,893,708	units	$92,261

	Total			$92,261

EIN: 13-1815595
PN: 003
SCHEDULE H

COLGATE-PALMOLIVE COMPANY
EMPLOYEES SAVINGS AND INVESTMENT PLAN
SCHEDULE H, LINE 4I - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
WELLS FARGO ADVANTAGE OPPORTUNITIES FUND
AS OF DECEMBER 31, 2012
(Dollars in thousands, except as indicated)

(a)	(b) Identity of issuer, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value		(e) Current value

	Mutual Funds:

	Wells Fargo Advantage Opportunities Fund	1,059,366	units	$43,106

	Total			$43,106

EIN: 13-1815595
PN: 003
SCHEDULE H

COLGATE-PALMOLIVE COMPANY
EMPLOYEES SAVINGS AND INVESTMENT PLAN
SCHEDULE H, LINE 4I - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
T. ROWE PRICE GROWTH STOCK FUND
AS OF DECEMBER 31, 2012
(Dollars in thousands, except as indicated)

(a)	(b) Identity of issuer, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value		(e) Current value

	Mutual Funds:

	T. Rowe Price Growth Stock Fund	1,681,850	units	$63,540

	Total			$63,540

EIN: 13-1815595
PN: 003
SCHEDULE H

COLGATE-PALMOLIVE COMPANY
EMPLOYEES SAVINGS AND INVESTMENT PLAN
SCHEDULE H, LINE 4I - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
EATON VANCE LARGE CAP VALUE FUND
AS OF DECEMBER 31, 2012
(Dollars in thousands, except as indicated)

(a)	(b) Identity of issuer, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value		(e) Current value

	Mutual Funds:

	Eaton Vance Large Cap Value Fund	958,017	units	$18,729

	Total			$18,729

EIN: 13-1815595
PN: 003
SCHEDULE H

COLGATE-PALMOLIVE COMPANY
EMPLOYEES SAVINGS AND INVESTMENT PLAN
SCHEDULE H, LINE 4I - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
BLACKROCK INDEX FUNDS
AS OF DECEMBER 31, 2012
(Dollars in thousands, except as indicated)

(a)	(b) Identity of issuer, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value		(e) Current value

	Common/Collective Trust Funds:
	BlackRock Lifepath Index Retirement	318,306	units	$4,778
	BlackRock Lifepath Index 2015	667,537	units	10,534
	BlackRock Lifepath Index 2020	1,100,764	units	18,007
	BlackRock Lifepath Index 2025	863,445	units	14,609
	BlackRock Lifepath Index 2030	776,926	units	13,487
	BlackRock Lifepath Index 2035	667,219	units	11,870
	BlackRock Lifepath Index 2040	411,233	units	7,476
	BlackRock Lifepath Index 2045	211,777	units	3,935
	BlackRock Lifepath Index 2050	81,771	units	1,550
	BlackRock Lifepath Index 2055	142,443	units	1,932
	Total Common/Collective Trust Funds			$88,178
	Plan Total			$2,766,416